U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  FORM 10-SB

                  General Form For Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                    or 12(g) of the Securities Act of 1934


                         ACCESS TRADEONE.COM, INC.
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                (Name of Small Business Issuer in its Charter)


Nevada, U.S.A.                                                   31-1496564
(State or other Jurisdiction                                  (IRS Employer
of Incorporation or Organization)                       Identification No.)


3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada              89109
(Address of Principal Executive Offices)                         (Zip Code)


Issuer's Telephone Number                                    (702) 892-3751


Securities to be registered under Section 12(b) of the Act:

Title of Each Class                          Name of Each Exchange on Which
to be so Registered:                        Each Class is to be Registered:



Securities to be registered under Section 12(g) of the Act:

                                 Common Stock
---------------------------------------------------------------------------
                               (Title of Class)

FORWARD LOOKING STATEMENTS

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

     Access TradeOne.com, Inc., a new e-Commerce company ("TradeOne" or the "Company" or the "Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements. This Registration contains statements that constitute "forward-looking statements". These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies; (iii) the Internet and Internet commerce; and, (iv) the Company's financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, dependence on continued growth in the use of the Internet for brokerage and other financial transactions, the Company's inexperience with the Internet, potential fluctuations in quarterly operating results and expenses, security risks of transmitting information over the Internet, government regulation, technological change and competition.

     The accompanying information contained in this Registration, including, without limitation, the information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

               INFORMATION REQUIRED IN REGISTRATION STATEMENT

Part I
------
Item 1.  Description of Business
Item 2.  Management's Discussion and Analysis or Plan of Operation
Item 3.  Description of Property
Item 4.  Security Ownership of Certain Beneficial Owners and Management
Item 5.  Directors, Executive Officers, Promoters and Control Persons
Item 6.  Executive Compensation
Item 7.  Certain Relationships and Related Transactions
Item 8.  Description of Securities


Part II
-------
Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters
Item 2.  Legal Proceedings
Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
Item 4.  Recent Sales of Unregistered Securities
Item 5.  Indemnification of Directors and Officers


Part F/S
--------
Item 1.  Financial Statements


Part III
--------
Index to Exhibits
Signatures
Exhibits


     Except where the context otherwise requires, all references in this Registration to (a) the "Registrant" or the "Company" or "TradeOne" refer to Access TradeOne.com, Inc., a Nevada corporation, (b) the "Web" refer to the World Wide Web and (c) the "site" refer to the Company's website at "www.AccessTradeOne.com".


                                    PART I

     ITEM 1.   DESCRIPTION OF BUSINESS.

     (a) Business Development. Access TradeOne.com, Inc. ("TradeOne" or the "Company"), was incorporated in the State of Nevada on August 22, 1995, as A.I.N. Leasing Corp. ("A.I.N.") In September of 1996, A.I.N. issued 4,000,000 shares of common stock to acquire all of the issued and outstanding shares of Let's Dance D.J., Inc. Upon completion of the acquisition, A.I.N. changed its name to Metropolitan Asset Management Corp. ("Metropolitan"), and implemented a 1-for-10 reverse stock split of its outstanding common stock, resulting in a total of 430,012 shares issued and outstanding. On October 31, 1996, Metropolitan issued 7,560,000 shares of its common stock as consideration for the acquisition of CJ Laser, Inc., an Ohio corporation with interests in and rights to certain technologies. On November 7, 1996, Metropolitan completed a merger whereby Diamond Laser International, Ltd. was merged into Metropolitan, with Metropolitan remaining as the surviving entity and changing its name to Diamond Laser International, Ltd. ("Diamond"). In August, 1997, Diamond entered into a share exchange agreement with CJ Laser, Inc. and Big Sky Laser Technologies, Inc. ("BSLT") whereby BSLT acquired 100% of CJ Laser, Inc.
On June 22, 1998, the Board of Directors of Diamond resolved to transfer certain interests to Quantel SA, a French corporation, in exchange for a combination of cash, promissory notes and stock. In March of 1999, Diamond entered into merger negotiations with Access TradeOne Capital Markets, Inc., a Washington corporation. In May and June of 1999, and in anticipation of consummating the merger, Diamond changed its name to Access TradeOne.com, Inc. and instituted a 1-for-100 reverse stock split of its issued and outstanding shares of common stock. On September 28, 1999, the Company completed the merger.

     Access TradeOne.com is now focusing its efforts on and specializing in Internet information technology, and in particular, the collection, aggregation and delivery of delayed and real-time worldwide financial data via the World Wide Web. The Company will use existing browser-based technology to seamlessly deliver information to its users' desktops. TradeOne intends to rapidly expand through a unique subscriber aggregation strategy which involves the private labeling of its software technologies to individual brokerage firms and financial institutions that are not online or are under-utilizing their online systems. Access TradeOne.com's technology will allow brokerage firms and financial institutions to offer premium investment news, information and quotes to their clients via the Internet. The private labeling allows Access TradeOne.com to take advantage of existing customer loyalties already in the brokerage firm and financial institution marketplace.

     The Company has a limited operating history, as relates to the Internet technology arena, upon which an evaluation of the Company, its current business and its prospects can be based, each of which must be assessed in light of the risks, expenses and problems frequently encountered by all companies in the early stages of development, and particularly by such companies entering new and rapidly developing markets like the Internet.

     Such risks include, without limitation, the lack of broad acceptance of the Company's products and services on the Internet, the possibility that the Internet will fail to achieve broad acceptance, the inability of the Company to generate significant e-Commerce-based revenues from Internet customers, the Company's inability to anticipate and adapt to a developing market, the failure of the Company's network infrastructure (including its server, hardware and software) to efficiently handle its Internet traffic, changes in laws that adversely affect the Company's business, the ability of the Company to manage its operations, including the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, the introduction and development of different, unique or more extensive Internet financial resource technologies by direct and indirect competitors of the Company, including those with greater financial, technical and marketing resources, the inability of the Company to maintain and increase levels of traffic on its website, the inability of the Company to attract, retain and motivate qualified personnel and general economic conditions.

     (b) Business of Issuer.

     Industry Background

     Global commerce and the online exchange of information is new and evolving, and it is difficult to predict with any assurance whether the Web will prove to be a viable commercial marketplace in the long term. The Web has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic. To the extent that the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, there can be no assurance that the Web infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the Web will not be adversely affected.

     Industry estimates indicate, according to a Myers Group study, that spending on Internet advertising in the United States will grow from $2 billion in 1999 to $32 billion in 2005. According to a report by Forrester Research, money spent worldwide for Internet advertising will reach $33 billion. The Internet has become a compelling advertising vehicle that provides advertisers with targeting tools not available from traditional advertising media. Research by Jupiter Communications predicts that by 2003, the amount of money spent on online advertising will exceed that spent in some traditional media. The interactive nature of the Internet and the development of "click-through" advertising banners and other feedback tools enable advertisers to measure impression levels, establish a dialogue with users and receive "real-time" direct feedback from their target markets.

     Such feedback provides advertisers with an effective means to measure the attractiveness of their offerings among targeted audiences and make modifications to their advertising campaigns on short notice. Community and financial sites are generally able to provide advertisers significantly more information regarding consumers than other websites because they collect detailed demographic data and facilitate the development of user-created affinity groups. The ability to target advertisements to broad audiences, specific regional populations, income sectors, affinity groups or individuals makes community website advertising a highly versatile and effective tool for delivering customized and cost-effective messages. One indicator of the Internet's popularity as an advertising medium is the growing number and diversity of Internet advertisers.

     Most early Internet advertisers were technology and Internet-related companies. Today, a growing number of Internet advertisers consist of traditional, consumer product and service companies. The diverse audience of users accessing community sites has made such sites especially attractive to consumer product and service companies advertising on the Internet. The Company believes that this trend should continue, and that a wide variety of companies outside the technology and Internet industries, such as financial services, consumer goods, automotive and pharmaceutical companies, are or will be increasingly using the Internet, and Internet financial sites in particular, to advertise.

     The Internet allows marketers to collect meaningful demographic information and feedback from consumers, and to rapidly respond to this information with new messages. This offers a significant new opportunity for businesses to increase the effectiveness of their direct marketing campaigns. In traditional media, a significant portion of all advertising budgets is spent on direct marketing because of its effectiveness.
However, the effectiveness of direct marketing campaigns is dependent upon the quality of consumer data used to develop and place complementary products or services. If and as facilities are developed and the Web becomes a viable commercial marketplace in the long term, the Company might be required to incur substantial expenditures in order to adapt its services to changing Web technologies, which could have a material adverse effect on the Company's business, results of operations and financial condition.

     AccessTradeOne.com

     There are nearly 6,000 brokerage firms located in the United States alone, yet less than 100 of these are presently offering online trading services. This is primarily because most brokerage firms are unable to afford "main line" solutions for establishing an online presence, which can range from $2 million to $5 million for installation of a platform comparable to Access TradeOne.com's, as well as monthly fees which could range from $150,000 to $250,000 per month. Exclusive of the major independent web portals, most firms have been slow in their offering of online services to their customers due to these high costs. However, the explosive demand created by investors wanting to trade online has mandated that brokerage firms develop online capabilities in order to remain viable contenders. Access TradeOne.com intends to offer its users the ability to conduct investment research by providing an aggregation of comprehensive financial content, advisory content from independent sources, discussion forums and virtual communities in conjunction with trading interfaces to their existing on-line brokerages in the United States and corresponding brokerages worldwide. This business model allows the Company to take advantage of existing brand recognition and loyalties already established between a firm and its clients, capitalizing on the repurposement of content across multiple mediums.

     Access Tradeone.com is an Internet technology-based company which specializes in the collection, aggregation and delivery of "delayed" and "real-time" worldwide financial data and news content via the Internet.
The Company uses existing browser-based technology as well as unique and proprietary Java-based analytic tools and components to deliver information seamlessly to individual users' desktop computers. The Company intends to enter the online financial services marketplace through a unique subscriber aggregation strategy. The strategy focuses on private labeling the Company's turnkey Internet products to establish web portals for brokerage and other financial services firms which currently have inadequate or no online financial information and trading tools available to their clients.

     Access TradeOne.com's system allows existing financial web portals and Brokerage Firms the ability to offer premium investment information and services to their clients via the Internet. Using the system, Investors can monitor their investments through the Company's customizable portfolio tracker, research investment opportunities, watch live video feeds of the Company's Internet show or execute trades, all within the confines of their desktop browser.

     The Company's business model of providing turnkey, cost effective, solutions to firms on a private label basis is unique and timely. The private label model allows Access TradeOne.com to take advantage of existing brand recognition and loyalties already established between the firms and their clients. Access TradeOne.com does not need to go to the marketplace and cultivate multiple clients; instead, the Company will seek out "single host" companies that already have multiple clients. This unique subscriber aggregation platform gives Access TradeOne.com the ability to expand within a particular sector rapidly and more cost-effectively.

     Government Regulation.

     The Company is not currently subject to direct governmental regulation, other than the securities laws and the regulations thereunder applicable to all publicly owned companies, and laws and regulations applicable to businesses generally, and the law relating to the liability of online companies is currently unsettled. Notwithstanding the foregoing, the Company does not presently anticipate the need for governmental approval for its products or services. It is possible that claims could be made against online e-Commerce companies under both United States and foreign laws for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their website. If government regulation becomes a factor and approval of the Company's products and/or services becomes necessary at some point in the future, the Company will seek such approval at the appropriate time.

     Employees.

     As of the date of this filing, the Company has no employees, and uses independent contractors to perform all necessary work. TradeOne's officers and directors serve in a consultancy capacity. During the third quarter of 1999, the Company entered into an agreement with Hollywood Cybermill, on a cost plus contract, to complete the programming of Access TradeOne.com's website and proprietary Internet technology. As and if the Company's volume of business increases, the Company will hire employees and/or secure the services of additional contractors sufficient to perform any work necessary.

     (i) The Company's performance is dependent on the performance of its officers and directors, namely its President and Chairman, Joseph Pittera, its directors Lloyd Leavitt and Bill Smart, its corporate Treasurer, John Tobey and its corporate Secretary, Eve Roberts-Tobey. In particular, the Company's success depends upon their ability to develop, design and market the Company's technologies and website.

     (ii) The Company does not carry key person life insurance on any of its personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company's future success also depends on its ability to retain and attract highly qualified technical and managerial personnel, if and when the need for such personnel arises.

     (iii) There can be no assurance that the Company will be able to retain its key managerial and technical personnel or that it will be able to attract and retain additional highly qualified technical and managerial personnel in the future. The inability to attract and retain the technical and managerial personnel necessary to support the growth of the Company's business, due to, among other things, a large increase in the wages demanded by such personnel, could have a material adverse effect upon the Company's business, results of operations and financial condition.

     (c) Risk Factors.

     In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained in total until the business is underway. However, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below:

     Anticipated Losses for the Foreseeable Future.

     Although the Company has been profitable for the past two and one-half years, it has not yet achieved profitability in its present Internet technology, and the Company anticipates that it may incur net losses for the foreseeable future. The extent of these losses will depend, in part, on the amount of growth in the Company's revenues from sales and licensing of its products and services, and the possibility of advertising revenues on its website. The Company expects that its operating expenses will increase significantly during the next several years, especially in the areas of sales and marketing, and brand promotion. Thus, the Company will need to generate increased revenues to achieve profitability. To the extent that increases in its operating expenses precede or are not subsequently followed by commensurate increases in revenues, or that the Company is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition would be materially and adversely affected. There can be no assurances that the Company can achieve or sustain profitability or that the Company's operating losses will not increase in the future.

     Limited Funds Available for Operating Expenses.

     The Company currently has sufficient operating capital, based upon its present monthly expenditures, for approximately least 16 months of operations. Any additional funding necessary to meet the Company's extraordinary or unexpected operating expenses during the next 16 months will likely be advanced by management or principal stockholders as loans to the Company; or will be raised through debt or equity financing with non-affiliated parties. The Company's ability to raise debt or equity funding from non-affiliated sources may be severely impaired by reason of its limited positive historical operations, limited assets and the limited public market for its common stock. See the "Management's Discussion and Analysis or Plan of Operation," Item 2, respecting the Company's current and intended operations; and "Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters," Part II, Item 1, respecting the limited market for the Company's common stock.

     Dependence on Continued Growth and Viability of the Internet, the Internet Economy and the Market for e-Commerce Solutions.

     The Company's future success is substantially dependent upon continued growth in the use of the Internet. A substantial portion of the Company's revenue is expected to be derived from services that depend upon the adoption of Internet financial solutions by companies and individuals to improve their business positioning and processes, and the continued development of the World Wide Web, the Internet and e-Commerce, and, as such, the Company's future success is substantially dependent upon continued growth in the use of the Internet. None of these can be assured, however, and the Internet may not prove to be a viable commercial marketplace because of inadequate development of necessary infrastructure, lack of development of complementary products, implementation of competing technology, delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, government regulation or other reasons. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and volume of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continuous growth. Moreover, critical issues concerning the use of Internet and e-Commerce solutions (including security, reliability, cost ease of deployment and administration and quality of service) remain unresolved and may affect the growth of the use of such technologies to maintain and manage financial affairs and information, operate a business, expand product marketing, improve corporate communications and increase business efficiencies. The adoption of Internet solutions for these purposes, particularly by those individuals and enterprises that have historically relied on traditional means, can be capital intensive and generally require the acceptance of a new way of conducting business and exchanging information. If critical issues concerning the ability of Internet solutions to improve business positioning and processes are not resolved or, if the infrastructure is not developed, the Company's business, financial condition, results of operations and prospects will be materially adversely affected.

     Rapid Technological Change.

     The market for Internet financial and informational solutions and marketing services is characterized by rapid technological change, changes in user and client requirements and preferences, frequent new product and service introductions embodying new processes and technologies and evolving industry standards and practices that could render the Company's intended service practices and methodologies obsolete. The Company's success will depend, in part, on its ability to improve its existing services, develop new services and solutions that address the increasingly sophisticated and varied needs of any current and prospective clients, and respond to technological advances, emerging industry standards and practices and competitive service offerings. Failure to do so could result in the loss of customers or the inability to attract and retain customers, either of which developments could have a material adverse effect on the Company's business, financial condition, results of operations and prospects. There can be no assurance that the Company will be successful in responding quickly, cost-effectively and sufficiently to these developments. If the Company is unable, for technical, financial or other reasons, to adapt in a timely manner in response to change in market conditions or client requirements, its business, financial condition, result of operations and prospects would be materially adversely affected.

     Potential Liability to Clients.

     Many of the Company's intended operations involve the development, implementation and maintenance of applications that are critical to the operations of their clients' businesses. Its failure or inability to meet a client's expectations in the performance of its services could injure the Company's business reputation or result in a claim for substantial damages,
regardless of its responsibility for such failure.   In addition, the
Company possesses technologies and content that may include confidential or proprietary client information. Although the Company will implement policies to prevent such client information from being disclosed to unauthorized parties or used inappropriately, any such unauthorized disclosure or use could result in a claim for substantial damages. The Company will attempt to limit contractually its damages arising from negligent acts, errors, mistakes or omissions in rendering professional services; however, there can be no assurance that any contractual protections will be enforceable in all instances or would otherwise protect the Company from liability for damages. The successful assertion of one or more large claims against the Company that are uninsured, exceed available insurance coverage, if any, or result in changes to any insurance policies the Company may obtain, including premium increases or the imposition of a large deductible or co-insurance requirements, could adversely affect the Company's business, results of operations and financial condition.

     Dependence on Third-Party Relationships.

     The Company will be significantly dependent on a number of third-party relationships to increase traffic to AccessTradeOne.com's website and to the website of its brokerage and financial service provider clientele. The Company and its clients are generally dependent upon other website operators that provide links to their websites.

     The Company does not presently have any agreements in place with any website operators that provide links to AccessTradeOne.com, and, even if the Company can establish such links the other website operators may terminate the links at any time without notice to the Company. There can be no assurance that third parties will regard their relationship with the Company as important to their own respective businesses and operations.

     There can be no assurance that the Company will ever develop relationships with third parties that supply the Company with links to their website. In particular, the elimination of a pre-installed bookmark on a Web browser that directs traffic to the Company's website could significantly reduce traffic on the Company's website, which would have a material adverse effect on the Company's business, results of operations and financial condition.

     Risk of System Failures.

     The Company's ability to facilitate trade and information exchange successfully and provide high quality customer service, depends on the efficient and uninterrupted operation of its computer and communications through its designated Internet Service Provider (ISP). These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, break-ins, sabotage, intentional acts of vandalism and similar events. The Company does not have fully redundant systems, a formal disaster recovery plan or alternative providers of hosting services and does not carry business interruption insurance to compensate it for losses that may occur. Despite any precautions taken by, and planned to be taken by the Company, the occurrence of a natural disaster or other unanticipated problems with its ISP could result in interruptions in the services provided by the Company.

     In addition, the failure by the ISP to provide the data communications capacity required by the Company, as a result of human error, natural disasters other operational disruption, could result in interruptions in the Company's service. Any damage to or failure of the systems of the Company could result in reductions in, or terminations of, the Company's service, which could have a material adverse effect on the Company's business, results of operations and financial condition. In the case of frequent or persistent system failures, the Company's reputation and name brand could be adversely affected. Although the Company has implemented certain network security measures, the Company and its ISP are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to complete customer postings and transactions. In addition, although the Company works to prevent unauthorized access to Company data, it is impossible to eliminate this risk completely. The occurrence of any or all of these events could have a material adverse effect on the Company's business, results of operations and financial condition.

     No "Established Trading Market" for Common Stock.

     Although the Company's common stock is quoted on the National Association of Securities Dealers' ("NASD") OTC Bulletin Board under the ticker symbol "GMKT", there is currently no "established trading market" for its common stock; and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant adverse effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop in the Company's common stock. See the caption "Recent Sales of Unregistered Securities".

     Further, effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under Section 13 or 15(d) of the Securities and Exchange Act of the 1934, as amended (the "1934 Act"). The Company is not currently a "reporting issuer," and this Registration Statement, upon its approval by the Securities and Exchange Commission, will bring the Company into compliance with these listing provision of the OTC Bulletin Board and should prevent the NASD from delisting any future quotations of the Company's common stock.

     Competition; Low Barriers to Entry.

     The market for Internet financial information and trading services is relatively new, intensely competitive, rapidly evolving and subject to rapid technological change. The Company expects competition to persist, intensify and increase in the future. The Company's potential competitors can be divided into three main groups: traditional brokerage firms that have or will offer online trading capability, such as Charles Schwab, Merrill Lynch, Smith Barney, Prudential and Waterhouse; Internet-based brokerage firms, such as E-Trade, Ameritrade, Datek, DLJ Direct and Discover Brokerage; and established online information providers such as Yahoo! Finance, Microsoft MoneyCentral, the Motley Fool and Raging Bull. Almost all of the Company's current and potential competitors have longer operating histories, larger installed customer bases, longer relationships with clients and significantly greater financial, technical, marketing and public relation resources than the Company and could decide at any time to increase their resource commitments to the Company's target market. In addition, the market for online financial services is relatively new and subject to continuing definition, and, as a result, may better position the Company's competitors to compete in this market as it matures. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service technology or marketing decisions or business or technology acquisitions that could have a material adverse effect on the Company's business, financial condition, results of operations and prospects. Competition of the type described above could materially adversely affect the Company's business, results of operations, financial condition and prospects.

     In addition, the Company's ability to generate clients will depend to a significant degree on the quality of its services and its reputation among its clients and potential clients, compared with the quality of its services provided by, and the reputations of, the Company's competitors.
To the extent the Company loses clients to its competitors because of dissatisfaction with the Company's services or its reputation is adversely affected for any other reason, the Company's business, result of operations, financial condition and prospects could be materially adversely affected.

     There are relatively low barriers to entry into the Company's business. Because firms such as the Company rely on the skill of their personnel and the quality of their client service, they have no patented technology that would preclude or inhibit competitors from entering their markets. The Company is likely to face additional competition from new entrants into the market in the future. There can be no assurance that existing or future competitors will not develop or offer services that provide significant performance, price, creative or other advantages over those offered by the Company, which could have a material adverse effect on its business, financial condition, results of operations and prospects.

     Management believes its proprietary software and new browser-based technology is sufficiently unique to enable it to effectively compete in its current and intended business operations.

     Potential Fluctuations in Operating Results; Quarterly Fluctuations.

     The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, marketing decisions or acquisitions that could have a material short-term or long-term adverse effect on the Company's business, results of operations and financial condition. In particular, in order to accelerate the promotion of AccessTradeOne.com, the Company intends to market it website and services. The Company does not believe that it will experience seasonality in its business.

     There can be no assurance that such patterns will not have a material adverse effect on the Company's business, results of operations and financial condition. In addition to licensing, promoting and selling its technologies, it is the Company's strategy to generate additional revenues through e-Commerce arrangements including allowing other companies to advertise on the Company's website. There can be no assurance that the Company will receive any material amount of revenue under these agreements in the future. The foregoing factors, in some future quarters, may lead the Company's operating results to fall below the expectations.

     Risk Of Capacity Constraints And Systems Failures.

     A key element of the Company's strategy is to generate a volume of user traffic to its website. The Company's ability to attract customers and to achieve market acceptance of its products depends significantly upon the performance of the Company and its network infrastructure (including its server, hardware and software). Any system failure that causes interruption or slower response time of the Company's products and services could result in less traffic to the Company's website and, if sustained or repeated, could reduce the attractiveness of the Company's products. An increase in the volume of user traffic could strain the capacity of the Company's technical infrastructure, which could lead to slower response time or system failures, and could adversely affect the delivery of the number of impressions that are owed to advertisers and thus the Company's advertising revenues. In addition, as the number of Web pages on and users of AccessTradeOne.com increases, there can be no assurance that the Company and its technical infrastructure will be able to grow accordingly, and the Company faces risks related to its ability to scale up to its expected customer levels while maintaining superior performance. Any failure of the Company's server and networking systems to handle current or higher volumes of traffic would have a material adverse effect on the Company's business, results of operations and financial condition. The Company is also dependent upon third parties to provide potential users with Web browsers and Internet and online services necessary for access to the site. In the past, users have occasionally experienced difficulties with Internet and online services due to system failures, including failures unrelated to the Company's systems. Any disruption in Internet access provided by third parties could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, the Company is dependent on hardware suppliers for prompt delivery, installation and service of equipment used to deliver the Company's products and services. The Company's operations are dependent in part upon its ability to protect its operating systems against damage from human error, fire, floods, power loss, telecommunications failures, break-ins and similar events. The Company does not presently have redundant, multiple-site capacity in the event of any such occurrence. The Company's servers are also vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with the Company's computer systems. The occurrence of any of these events could result in interruption, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company's reputation could be materially and adversely affected.

     Risks Associated With New Services, Features and Functions.

     There can be no assurance that the Company would be able to expand its operations in a cost-effective or timely manner or that any such efforts would maintain or increase overall market acceptance. Expansion of the Company's operations in this manner would also entail additional development, operational training for the Company's management, as well as financial and operational resources. Furthermore, any new business launched by the Company that is not favorably received by consumers could damage the Company's reputation and diminish the value of its brand name. The lack of market acceptance of the Company's products would result in the Company's inability to generate satisfactory revenues and its inability to offset their costs could have a material adverse effect on the Company's business, results of operations and financial condition.

     Online Commerce Security Risks.

     A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. The Company will rely on encryption and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the technology used by the Company to protect customer transaction data.

     If any such compromise of the Company's security were to occur, it could have a material adverse effect on the Company's reputation and, therefore, on its business, results of operations and financial condition. Furthermore, a party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of the Company involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage the Company's reputation and expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, results of operations and financial condition.

     Effect of Existing or Probable Government Regulations.

     Government legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information. The imposition upon the Company and other online providers of potential liability for information carried on or disseminated through their services could require the Company to implement measures to reduce its exposure to such liability, which may require the Company to expend substantial resources and/or to discontinue certain service offerings. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use.

     The Company does not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of the Company's business. There can be no assurance, however, that additional regulations will not be imposed upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition. Changes to existing laws or the passage of new legislation, could create uncertainty in the marketplace that could reduce demand for the services of the Company or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. In addition, because the Company's services are accessible worldwide, and the Company may facilitate transactions between users worldwide, other jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in particular states or foreign countries.

     Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. There can be no assurance that such laws will not be proposed and adopted in the future. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease the demand for the Company's services, increase the Company's cost of doing business or otherwise have a material adverse effect on the Company's business, results of operations and financial condition.


     ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     All statements, trend analysis and other information contained in this Registration relative to markets for the Company's products and trends in revenues, gross margin and anticipated expense levels, as well as other statements including words such as "believe," "anticipate," "expect," "estimate," "plan" and "intend" and other similar expressions, constitute forward-looking statements. Those forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ from those contained in the forward-looking statements. The following discussion of the financial condition and results of operations of the Company should also be read in conjunction with the Financial Statements and Notes related thereto included elsewhere in this Registration.

     (a) Plan of Operation.

     Access Tradeone.com offers a multifaceted revenue model comprised of the following revenue streams:

     1) License/Installation Fees
     2) Monthly Service Fees
     3) Advertising Revenue
     4) Delivery of Real Time Information.
     5) Delivery of Research Content and Tools.
     6) Direct Advertising to the brokerage's individual clients.

     License/Installation Fees   Access TradeOne.com will license and
install turnkey websites and online trading systems for brokerage firms and financial service companies. The fee structure will vary based upon the individual brokerage's current Internet status and the size of its client base.

     Monthly Service Fees   Access Tradeone.com will charge each private
labeled firm a monthly fee based on the number of active accounts they currently house. This number can be offset by the "soft dollars" generated from noncompetitive advertising. For example, if a certain mutual fund wishes to advertise its product line via a "laser marketing" approach (advertising to a sector who is 100% active in a complementary or exact product line), Access TradeOne.com would provide a direct e-mail marketing campaign, Internet television ads on its "Intermarket FNN" network and the placement of a paid advertising show which would feature the mutual fund company and its product lines. For this campaign the mutual fund would pay Access TradeOne.com who will in turn pay a percentage of the revenue to the brokerage firms whose clients have been advertised to. The fee is first used to offset the brokerages monthly service fee with the balance paid to the brokerage as their portion of the placement ad.

     Advertising Revenue   Access TradeOne.com will advertise to private
labeled brokerage clients via direct screen advertising, e-mail placements (Laser Marketing) and on its program Intermarket FNN. The private labeled brokerage will participate in the revenue stream by first offsetting their monthly service fee (soft dollars) against the percentage of advertising revenue to be realized monthly. Any excess revenue would be paid to the brokerage during that monthly period. (See example above).

     Delivery of Real Time Information   The Company intends to offer Real
Time streaming information from exchanges around the world in the form of streaming quotes, dynamic real time quotes and closing market quotes as available from lesser developed market exchanges throughout the world.

     Delivery of Research Content and Tools   The Company will offer users
the ability to purchase on-line research reports from top analysis firms at discounted prices. The Company will barter advertising dollars from these firms in exchange for free research information which can then be sold discounted to users in order to convert the advertising barter dollars to hard dollars.

     Direct Advertising to the brokerage's individual clients   Access
TradeOne.com will market via direct screen advertising, e-mail and its financial network, Intermarket FNN non-competing financial products to the brokerage's client base.

     Financial Condition

     The Company currently has no payroll, limited overhead of approximately $10,000 per month, $238,000.00 in cash and cash equivalents on hand and short term investments of $2,800,000.00. All leaseholds are prepaid, all equipment is owned and paid for and most contractors are paid in advance.

     Access TradeOne.com's directors, consisting of Joseph Pittera (also the Company's President), Bill Smart and Lloyd Leavitt, received 164,000 shares, 146,000 shares and 100,000 shares, respectively, of the Company's common stock as compensation in lieu of payroll for the next three years.

     The Company's Treasurer and Secretary, John Tobey and Eve Dixon-Tobey, respectively, each received 25,000 shares of stock in lieu of compensation for the next three years.

     Competitive Business Conditions

     The Company's goal is to synergistically combine the characteristics and strengths of a financial entertainment company with those of a financial advertising company. TradeOne is aware of several potential competitors that are attempting to private label products to brokerages and financial institutions for payment of order flow or on a fee-per-trade basis. However, the Company does not believe that these competitors will succeed due to regulatory restrictions with respect to participation of unregistered brokers in commission payments and the mere fact that brokerages and/or other financial institutions are unlikely to split their already-low commission structures with outside parties. Access TradeOne.com's business model is to virtually give away its software technology in order to capturing existing and documented client bases which in turn will drive advertising revenues.

     Year 2000 Disclosure.

     The Year 2000 issue is the potential for system and processing failures of date-related data and the result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions. The Company may be affected by Year 2000 issues related to non-compliant information technology ("IT") systems or non-IT systems operated by the Company or by third parties.

     Based upon a recent assessment, the Company has determined that any hardware and software presently in use or intended to be utilized by the Company in connection with its intended business operations is believed by management to be Year 2000 compliant. The Company's equipment is new, and the architecture and design of its software was taken into account in all equipment purchases. Purchases have and will be limited to equipment from well-known companies like IBM, Cisco and other reputable hardware manufacturers.

     The Company has not yet completed its assessment of external (third-party) IT systems and non-IT systems, and can give no assurance that third parties with whom it intends to do business (e.g., banks, financial institutions, businesses and utilities) will ensure Year 2000 compliance in a timely manner or that, if they do not, their computer systems will not have an adverse effect on the Company. At this point, the Company is not currently aware of any Year 2000 problems relating to systems operated by the Company or by third parties that would have a material effect on the Company's business, results of operations or financial condition, without taking into account the Company's efforts to avoid such problems. However, based on its assessment to date, the Company does not anticipate that costs associated with remediating the Company's non-compliant IT systems or non-IT systems, if any, would be material, although there can be no assurance to such effect. Such a failure could prevent the Company from operating its business and/or prevent users from accessing the Company's website.

     In an effort to evaluate and reduce its exposure in this area, the Company is making an inquiry of vendors and other business partners about their progress in identifying and addressing problems that their computer systems may face in correctly processing date information related to the Year 2000. In particular, the Company is obtaining statements from a substantial majority of its vendors that they are Year 2000 compliant or are unaffected by "date sensitive" information. The Company estimates that this process, including analysis of responses and follow-up interviews will be complete on or before November 30, 1999.

     Company management believes that the purchasing patterns of customers and prospective customers might be affected by Year 2000 issues. Many companies may need to modify or upgrade their information systems to address the Year 2000 problem. The effects of this issue and of the efforts by other companies to address it are unclear. Many companies are expending significant resources to correct their current software systems for Year 2000 compliance. These expenditures might result in reduced funds available to purchase services and products such as those that the Company offers.

     The Company has no reason to believe that its exposure to the risks or lack of supplier and/or customer Year 2000 readiness is any greater than the exposure to such risks that affects its competitors generally.
However, if a significant number of the Company's key vendors, customers and other business partners experience business disruptions as a result of their lack of Year 2000 readiness, their problems could have a material adverse effect on the Company's financial position and operations. In addition, if all Year 2000 issues within the Company's business are not properly identified there can be no assurance that the Year 2000 issue will not have a material adverse effect on the Company's results of operations or financial position.

     Cost estimates and time frames will be influenced by the Company's ability to identify Year 2000 problems, the nature of programming required to fix any problems, and the compliance success of third parties. For those reasons, no assurance can be given at this point that the Company's computer system will be Year 2000 compliant in a timely manner or that the Company will not incur significant additional expenses pursuing Year 2000 compliance.

     The Company believes that the primary business risks, in the event of such failure, would include, but not be limited to, loss of potential revenues, increased operating costs, loss of customers or persons accessing the Company's website or the websites of the Company's customers, or other business interruptions of a material nature, as well as claims of mismanagement, misrepresentation, or breach of contract, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

     Forward Looking Information.

     This report contains certain forward-looking statements and information. The cautionary statements made in this report should be read as being applicable to all related forward-looking statements wherever they appear. Forward-looking statements, by their very nature, include risks and uncertainties. Accordingly, the Company's actual results could differ materially from those discussed herein. A wide variety of factors could cause or contribute to such differences and could adversely impact revenues, profitability, cash flows and capital needs. Such factors, many of which are beyond the Company's control, include the following: our success in obtaining new contracts; the volume and type of orders that are received under such contracts; levels of, and ability to, collect accounts receivable; availability of trained personnel and utilization of the Company's capacity to complete work; competition and competitive pressures on pricing; availability, cost and terms of debt or equity financing; and economic conditions in the United States and in the regions served.


     ITEM 3.   DESCRIPTION OF PROPERTY.

     The Company presently maintains offices at four locations. The office in Nevada, at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109,is used primarily to establish a Nevada presence, for mail and for service of process. The Nevada office is leased from Access TradeOne Capital Markets, Inc., and is prepaid until August of 2000, at a monthly rate of $175.

     The Company's office at 1677 Eureka Road, Suite 201, Roseville, California, is Access TradeOne.com's virtual trading center, and is used by the Company to showcase its new technologies to prospective users. The Roseville office is leased in the name of Access TradeOne Capital Markets, Inc., and is prepaid until September 30, 2000, at a monthly rate of $3,630.

     The Company's office at 1000 E. Tahquitz Canyon Way, Palm Springs, California, inside the Palm Springs Television Studios, is the headquarters for Access TradeOne.com's entertainment and financial news division.

     The Company's office at 10905 Venice Boulevard, Suite 201, Los Angeles, California, is Access TradeOne.com's technology programming headquarters, where the Company's software is developed. The Los Angeles office is prepaid until July 31, 2000, at a monthly rate of $500.

     Management believes that these spaces are adequate for the Company's needs for the next twenty-four months.


     ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
               MANAGEMENT.

     (a) Security ownership of certain beneficial owners. The table below identifies any individual (including any "group") who is known to the Company, as of the date of this filing, to be the beneficial owner of more than five percent of any class of the small business issuer's voting securities:

Title of       Name and address                Amount and nature   Percentage
class          of beneficial                   of beneficial       of class
               Owner                           ownership(1)

Common         Joseph L. Pittera               164,000             5.7%
               2214 Torrance Blvd.             (affiliate)
               Suite 101
               Torrance, CA 90501

Common         Lloyd R. Leavitt III            146,000             5.0%
               2025 Santa Rena Dr.             (affiliate)
               Rancho Palos Verdes, CA 90275

Common         Bill Smart                      100,000             3.4%
               Peachtree Lofts #804            (affiliate)
               878 Peachtree St., N.E.
               Atlanta, GA 30309

Preferred      Griffith Gray + Assoc., Inc.    1,259,680           100%
Class A        322 Culver Blvd., Suite 171     (affiliate)
               Playa Del Rey, CA 90293

Preferred      Deak-Perera Capital Mkts., Ltd. 44,000(2)           68.8%
Class B        211-212 Piccadilly              (affiliate)
               London, England W1V 9LD

Preferred      Signature Entertainment Corp.   10,000(3)           15.6%
Class B        3753 Howard Hughes Parkway      (affiliate)
               Las Vegas, NV 89109

Preferred      Thomas J. Marchese III          10,000(4)           15.6%
Class B        68 Bella Drive                  (affiliate)
               Penfield, NY 89109


     (1) Unless otherwise indicated, the Company believes that all persons named in the above table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

     (2) Preferred Class B shares are convertible into Common Stock of the Company at a ratio of 100 shares of Common Stock for 1 share of Preferred Class B stock. If all Preferred Class B shares are converted, these shares would represent 4,400,000 shares of Common Stock, or approximately 47.3% of the Company's issued and outstanding Common Stock.

     (3) Preferred Class B shares are convertible into Common Stock of the Company at a ratio of 100 shares of Common Stock for 1 share of Preferred Class B stock. If all Preferred Class B shares are converted, these shares would represent 1,000,000 shares of Common Stock, or approximately 10.8% of the Company's issued and outstanding Common Stock.

     (4) Preferred Class B shares are convertible into Common Stock of the Company at a ratio of 100 shares of Common Stock for 1 share of Preferred Class B stock. If all Preferred Class B shares are converted, these shares would represent 1,000,000 shares of Common Stock, or approximately 10.8% of the Company's issued and outstanding Common Stock.



     (b) Security ownership of management. The table below sets for the ownership, as of the date of this filing, by all directors and nominees, and each of the named executive officers of the Company, and directors and executive officers of the registrant as a group.

Title of       Name and address                Amount and nature   Percentage
class          of beneficial                   of beneficial       of class
               Owner                           ownership

Common         Joseph L. Pittera               164,000             5.7%
               2214 Torrance Blvd.             (affiliate)
               Suite 101
               Torrance, CA 90501

Common         Lloyd R. Leavitt III            146,000             5.0%
               2025 Santa Rena Dr.             (affiliate)
               Rancho Palos Verdes, CA 90275

Common         Bill Smart                      100,000             3.4%
               Peachtree Lofts #804            (affiliate)
               878 Peachtree St., N.E.
               Atlanta, GA 30309

Common         John D. Tobey                   25,000              0.9%
               6213 Hidden Meadow Ct.          (affiliate)
               San Jose, CA 95135

Common         Eve D. Roberts-Tobey            25,000              0.9%
               6213 Hidden Meadow Ct.          (affiliate)
               San Jose, CA 95135

Common         All Officers and                460,000             15.9%
               Directors as a
               Group

     (1) Unless otherwise indicated, the Company believes that all persons named in the above table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.


     There are no agreements between or among any of the shareholders which would restrict the issuance of shares in a manner that would cause any change of control of the Company. There are no voting trusts, pooling arrangements or similar agreements in place between or among any of the shareholders, nor do the shareholders anticipate the implementation of such an agreement in the near term.


     ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
               PERSONS.

     (a) Directors and Executive Officers:

     All directors are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the Articles of Incorporation of the Registrant. Executive officers are appointed and serve at the pleasure of the Board of Directors.

     The following persons are the current directors and executive officers of the Company:

JOSEPH L. PITTERA: President & Chairman
Date Position Commenced: March, 1999
Term of Office: Annual
Address: 2214 Torrance Boulevard, Suite 101, Torrance, CA 90501
Age: 34

     Fluent in five languages, Mr. Pittera maintains a law practice in Los Angeles, specializing in bankruptcy and certain types of securities transactions. His law firm is currently expanding into the international legal marketplace. Mr. Pittera is a member, in good standing, of the State Bar of California and the American Bar Association, and he is admitted to practice before the United States Federal Court. Mr. Pittera took over the duties of Chairman and CEO of Integrated Healthcare, Inc., in early 1998, whereby he and others successfully guided the Company back from the brink of bankruptcy. Mr. Pittera holds degrees from both The American University Washington College of Law and the American University School of International Services.

JOHN D. TOBEY: Treasurer & Director
Date Position Commenced: August, 1999
Term of Office: Annual
Address: 2214 Torrance Boulevard, Suite 101, Torrance, CA 90501
Age: 42

     John Tobey has over eighteen years of experience in the software and semiconductor industries and has been successful in the areas of software development, information services within the customer support marketplace, customer support management and MIS management systems. Mr. Tobey currently works with a California-based software logic company as the Director of Program Operations. Mr. Tobey received his Bachelor of Science in Computer Science from Colorado State University and his Master of Science in Computer Engineering from Santa Clara University.

EVE D. ROBERTS-TOBEY: Secretary & Director
Date Position Commenced: August, 1999
Term of Office: Annual
Address: 2214 Torrance Boulevard, Suite 101, Torrance, CA 90501
Age: 43

     Eve Tobey has been active in the computer engineering industry for over fifteen years. She worked for seven years as a Lead Design Engineer, Active Thermal Transport, Space Station, for a leading aerospace company where she was responsible for the design and buildup of its thermal transport system. Prior to that, Ms. Tobey was a research engineer for a defense contractor and was involved in solving three-dimensional modeling problems for mechanical evaluation of structural integrity of various missile systems. Ms. Tobey received both her Bachelor of Science and Master of Science degrees from San Jose State University.

LLOYD R. LEAVITT III: Director
Date Position Commenced: March, 1999
Term of Office: Annual
Address: 2214 Torrance Boulevard, Suite 101, Torrance, CA 90501
Age: 44

     Lloyd Leavitt is presently the Chief Financial Officer and a Vice President of a manufacturing company with locations in Southern California, Northern California and Kansas. Mr. Leavitt has directed the integration of two new acquisitions which included the development and implementation of a comprehensive plan aimed at standardizing manufacturing and financial services among the acquired companies and the new parent company. Mr. Leavitt previously spent time with the Walt Disney Company's Buena Vista Home Video Division in a senior management capacity, as Director of Finance, Sales and Marketing Systems. Mr. Leavitt is a graduate of the University of Virginia with a Bachelor of Science in commerce and of Creighton University with a Masters in Business Administration.

BILL SMART: Director
Date Position Commenced: March, 1999
Term of Office: Annual
Address: 2214 Torrance Boulevard, Suite 101, Torrance, CA 90501
Age: 53

     Bill Smart is an independent consultant whose focus includes system definition, design, project management and implementation in the related areas of data warehouse, executive information systems and knowledge discovery / data mining. Prior to this venture, Mr. Smart was Technical Lead on a successful NCR Customer-Oriented Data Warehouse implementation for BCP Telecomunicacoes, a Brazilian cellular telephone company. Prior to that, Mr. Smart was Director of Knowledge Discovery for NCR's Human Interface Technology Center which focused on Scalable Data Warehousing. Prior to September of 1997, Mr. Smart was the Director of Research for NCR's Financial Service Knowledge Lab in England. In October of 1994, Mr. Smart was a representative to the Financial Services Technology Consortium ("FSTC") which is made up of leading U.S. banks, National Laboratories of the U.S. Department of Energy, the U.S. Department of Treasury and a number of leading universities. The emphasis of the FSTC is on the development of the National Information Infrastructure and High Speed Computing and Communication Initiative. Mr. Smart is extremely knowledgeable in the area of Artificial Intelligence Engineering. He is also the former Advisory Editor for Bank Technology News and is an active speaker at both domestic and international conferences, colleges and universities. Mr. Smart holds a Bachelor of Arts from Kemper College, a Bachelor of Science from the University of Palmer Green and a Masters in Business Administration from the University of Palmer Green.

     (b) There are no significant employees who are not described as executives above, and there are no family relationships among directors, executive officers or any nominees to these positions.

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

          (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

          (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), except for Joseph Pittera, who was convicted under California Penal Code Section 422, "making a terrorist threat," which incident occurred while Mr. Pittera, in his own home, confronted his wife's boyfriend with whom he had a physical altercation. Mr. Pittera is on probation until June, 2000, at which time the conviction will be reduced to a misdemeanor, and eventually expunged.

          (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

          (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.


     ITEM 6.   EXECUTIVE COMPENSATION.


                                       SUMMARY COMPENSATION TABLE

                                                                      Long Term Compensation
                            Annual Compensation                           Awards Payouts
                      -------------------------------   -----------------------------------------------
Name and       Year   Salary($)    Bonus($)  Other      Restricted    Securities    LTIP       All other
Principal                                    annual     stock awards  underlying    payouts    compen-
position                                     compensation             options/SARs  ($)        sation($)
                                             (Medical)                (#)

  -----------------------------------------------------------------------------------------------------

Joseph L.      1999   0            0         0           100,000      0              0         0
Pittera
(President &
Chairman)

Lloyd R.       1999   0            0         0           100,000      0              0         0
Leavitt III
(Director)

Bill Smart     1999   0            0         0           100,000      0              0         0
(Director)

John D.        1999   0            0         0           25,000       0              0         0
Tobey
(Treasurer &
Director)

Eve D.         1999   0            0         0           25,000       0              0         0
Roberts-Tobey
(Secretary &
Director)


     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the period ended June 30, 1999, except as set forth in the Summary Compensation Table. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

     The existing directors and officers of the Company currently serve on a deferred stock-compensation basis, whereby each of the Company's existing directors and officers was given a restricted stock award in exchange for three years of service. Notwithstanding the foregoing, there are no standard arrangements pursuant to which the Company's directors and officers are compensated for any services provided as a director. No additional amounts are payable to the Company's directors for committee participation or special assignments. The Restricted Stock Awards given to each of the Company's directors and officers are subject to three-year lock-up provisions, pursuant to which 50% of the stock award is restricted for two years and the remaining 50% is restricted for three years.


     ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company's President, Joseph Pittera, is a principal of Evans Lambert and Associates, which was hired as the Company's public relations representative as of September 1, 1999, and until March 1, 2001. Evans Lambert was paid $30,000 for the 18 month period. Mr. Pittera's law firm also handles certain of the Company's legal matters, including the legal work for the Company's merger with Access TradeOne Capital Markets, Inc., the fees for which totaled approximately $35,000.


     ITEM 8.   DESCRIPTION OF SECURITIES.

     There are authorized seventy million (70,000,000) shares of capital stock of the Company, divided into two separate classes and consisting of Common Stock and Preferred Stock.

     Common Stock: There are authorized fifty million (50,000,000) shares of the Company's Common Stock, par value of $0.001, with each share having equal and identical rights to every other share of Common Stock for purposes of dividends, liquidation preferences, voting rights and any other attributes of the Company's Common Stock. No voting trusts or any other arrangement for preferential voting exist among any of the shareholders, and there are no restrictions in the Bylaws or Articles of Incorporation precluding issuance of further Common Stock or requiring any liquidation preferences, voting rights or dividend priorities with respect to this class of stock. As of June 30, 1999, there were 97,775 shares of the Company's Common Stock issued and outstanding. In the period since June 30, 1999, the Company has issued additional shares of Common Stock, and as of the date of this filing, there are 2,897,775 shares of the Company's Common Stock issued and outstanding.

     Each share of Common Stock entitles the holder thereof to one vote, either in person or by proxy, at a meeting of shareholders. The holders are not entitled to vote their shares cumulatively. Accordingly, the holders of more than 50% of the issued and outstanding shares of Common Stock can elect all of the directors of the Company.

     All shares of Common Stock are entitled to participate ratably in dividends when and as declared by the Company's Board of Directors out of the funds legally available therefor. Any such dividends may be paid in cash, property or additional shares of Common Stock. The Company has not paid any dividends since its inception and presently anticipates that no dividends will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the Common Stock will be paid in the future.

     Holders of Common Stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary, of the Company, each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of the Common Stock equity securities of the Company after satisfaction of all liabilities.

     Preferred Stock: There are authorized twenty million (20,000,000) shares of the Company's Preferred Stock, divided into two classes, Class A and Class B.

     Class A Preferred Stock is designated as a non-voting, non-convertible 8.25% cumulative five-year callable security, par value $0.001 per share. As of June 30, 1999, there were no shares of Preferred Class A Stock issued and outstanding. In the period since June 30, 1999, the Company has issued shares of Preferred Class A Stock, and as of the date of this filing, there are 1,259,680 shares of the Company's Preferred Class A Stock issued and outstanding.

     Class B Preferred Stock, par value $0.50 per share, is convertible at a ratio of one (1) share of Class B Preferred Stock into one hundred (100) shares of the Company's Common Stock. As of June 30, 1999, there were no shares of Preferred Class B Stock issued and outstanding. In the period since June 30, 1999, the Company has issued shares of Preferred Class B Stock, and as of the date of this filing, there are 64,000 shares of the Company's Preferred Class B Stock issued and outstanding. In addition to conversion rights, Preferred Class B shares carry the preferences set forth below:

     (1) Liquidation Rights. The Class B Preferred Stock shall have a liquidation preference of $1.00 per share; after payment of such liquidation preference, holders of Class B Preferred Stock shall be entitled upon liquidation of the Company, to an amount, per issued and outstanding share, equal to 100 times the amount distributed upon liquidation with respect each issued and outstanding share of Common Stock.

     (2) Conversion Rights. The holders of Class B Preferred Stock shall be entitled, at any time upon written notice to the Company, to convert each share of such stock into 100 share of Common Stock.

     (3) Dividend Rights. Holders of Class B Preferred Stock shall be entitled upon payment by the Company of any dividend, to an amount, per issued and outstanding share, equal to 100 times the amount of any dividend paid with respect each issued and outstanding share of Common Stock. Dividend rights are not cumulative since there is otherwise no preference on dividends.

     (4) Voting Rights. Holders of Class B Preferred Stock shall be entitled to a weighted vote per share equivalent to the voting power of 100 shares of Common Stock, unless otherwise required by applicable Nevada law.


                                    PART II

     ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.


A.   Market Information

     The Company's common stock is presently quoted on the OTC Bulletin Board of the NASD under the ticker symbol "GMKT". However, there is currently no "established trading market" for the Company's common stock, and no assurance can be given that any current market for the Company's common stock will develop or be maintained. For any market that develops for the Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management, or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning the Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by the Company of all reports required to be filed by it with the Securities and Exchange Commission; limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale of Form 144. There are no restricted shares of the Company eligible for trading prior to May, 2000.

     The following quotations were provided by the National Quotation Bureau, LLC, and do not represent actual transactions; these quotations do not reflect dealer markups, markdowns or commissions.


                             STOCK QUOTATIONS*

                                              CLOSING BID
                                        -----------------------
Quarter ended:                          High                Low
--------------                          ----                ---

September 30, 1999                      18                  11

June 30, 1999 (1)                       12.50               .06

March 31, 1999                          .08                 .05

December 31, 1998                       .04                 .04

September 30, 1998                      .0625               .05

June 30, 1998                           .07                 .05

March 31, 1998                          .0625               .02

December 31, 1997                       .25                 .04

September 30, 1997                      .15                 .15

June 30, 1997                           .25                 .02

     (1) In June of 1999, and in anticipation of its acquisition of Access
     TradeOne Capital Markets, Inc., the Company instituted a 1-for-100 reverse stock split of its common stock.


     (i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase. However, there are 64,000 shares of the Company's Preferred Class B securities issued and outstanding, which are convertible into Common Stock. Upon conversion of the Preferred Class B shares, assuming all 64,000 are converted, there would be an additional 6,400,000 shares of the Company's Common Stock issued and outstanding.

     (ii) There is currently no common stock of the Company which is eligible to be sold under Rule 144 of the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

     (iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.   Holders

     As of June 30, 1999, the Company had approximately 186 shareholders of record. As of the date of this filing, the Company has approximately 780 shareholders of record.

     Applicability of Low-Priced Stock Risk Disclosure Requirements.

     The securities of the Company will be considered low-priced or "designated" securities under rules promulgated under the Exchange Act. Penny Stock Regulation Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market.
The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. When the Registration Statement becomes effective and the Company's securities become registered, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any national exchanges. Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.

C.   Dividend Policy

     The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D.   Reports to Shareholders

     The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.   Transfer Agent and Registrar

     The Company's Transfer Agent its shares of common voting stock is Manhattan Transfer & Registrar, 58 Dorcester Road, Lake Ronkonkoma, New York 11779.


     ITEM 2.   LEGAL PROCEEDINGS.

     None.


     ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.


     ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     In October, 1996, Metropolitan authorized a Regulation D, Rule 504 offering whereby Metropolitan would offer 4,000,000 shares of its common stock at $0.25 per share. The offering was subsequently canceled and rescinded on June 17, 1997.


     ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Eleventh of the Articles of Incorporation provides that no director of the Company shall have personal liability to the corporation or to its shareholders for damages for any breach of duty in such capacity, provided, however, that the provisions shall not eliminate or limit:

     (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or

     (b) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

     Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

     Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

     To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

     Section 78.751 (4) of the NRS limits indemnification under Sections
78.751 (1) and 78.751(2) to situations in which either (1) the stockholders, (2) the majority of a disinterested quorum of directors, or
(3) independent legal counsel determine that indemnification is proper under the circumstances.

     Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

     Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.


                           PART F/S  FINANCIAL.


                        ACCESS TRADEONE.COM, INC.

                 FKA, DIAMOND LASER INTERNATIONAL, LTD.



                          FINANCIAL STATEMENTS

     As of and for the Two Years and Six Months Ended June 30, 1999
            (or Period January 1, 1997 Through June 30, 1999)
                    and Independent Auditors' Report

                      Independent Auditors' Report


To the Board of Directors and Stockholders
ACCESS TRADEONE.COM, INC.
FKA, Diamond Laser International, LTD.
Torrance, California


We have audited the accompanying balance sheet of ACCESS TRADEONE.COM, INC., FKA, Diamond Laser International, LTD. as of June 30, 1999, and the related statements of income, stockholders' equity and cash flows for the period January 1, 1997 through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACCESS TRADEONE.COM, INC., FKA, Diamond Laser International, LTD. as of June 30, 1999, and the results of its operations and its cash flows for the period January 1, 1997 through June 30, 1999 in conformity with generally accepted accounting principles.



Vanderhorst & Manning CPAs, LLC
Dayton, Ohio

                         ACCESS TRADEONE.COM, INC.
                   FKA DIAMOND LASER INTERNATIONAL, LTD.
                               BALANCE SHEET
                               JUNE 30, 1999



                                  ASSETS


TOTAL ASSETS                            $         0
                                         ==========



                   LIABILITIES AND STOCKHOLDERS' EQUITY


STOCKHOLDERS' EQUITY (DEFICIT)

Preferred Stock 20,000,000 Shares
  Authorized, Non-Voting, Non-
  Convertible, 8.25% Cumulative,
  Callable in Five Years,
  $.001 Per Share Par Value             $         0
Common Stock, 50,000,000 Shares
  Authorized, 97,775 Shares
  Issued and Outstanding                         98
Capital in Excess of Par                    316,111
Retained Earnings (Deficit)                (316,209)
                                         ----------
TOTAL STOCKHOLDERS' EQUITY              $         0
                                         ----------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                    $         0
                                         ==========


The Accompanying Notes are an Integral Part of These Financial Statements.

                         ACCESS TRADEONE.COM, INC.
                   FKA DIAMOND LASER INTERNATIONAL, LTD.
                            STATEMENT OF INCOME
           FOR THE PERIOD JANUARY 1, 1997 THROUGH JUNE 30, 1999


REVENUE
  Gain on Sale of Investment                $  224,250
  Interest                                       7,207
                                             ----------
                                            $  231,457

EXPENSES
  Professional Fees                         $   80,949
  Directors' Fees                               25,000
  Rent                                          12,000
  Transfer and Filing Fees                       9,023
  Travel                                         7,317
  Interest                                       4,430
  Insurance                                      2,535
  Office and Other                               2,311
  Franchise Tax                                  1,124
                                             ----------
                                            $  144,689
                                             ----------

INCOME BEFORE TAXES                         $   86,768

INCOME TAXES                                         0
                                             ----------

NET INCOME                                  $   86,768
                                             ==========


The Accompanying Notes are an Integral Part of These Financial Statements.

                                     ACCESS TRADEONE.COM, INC.
                               FKA DIAMOND LASER INTERNATIONAL, LTD.
                                      STATEMENT OF CASH FLOWS
                        FOR THE PERIOD JANUARY 1, 1997 THROUGH JUNE 30, 1999



CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income                                      $   86,768
    Adjustments to Reconcile Net Income
    to Net Cash Provided (Used) by Operations
      Changes in Operating Assets
      and Liabilities
        Increase (Decrease) in:
          Accounts Payable                        $  (44,911)
          Tax Liability                              (60,000)
                                                  -----------
            NET CASH (USED) BY OPERATIONS         $  (18,143)

CASH FLOWS FROM INVESTING ACTIVITIES                       0

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from Stock Subscriptions
  Receivable                                          18,000
                                                  -----------

            NET DECREASE IN CASH                  $     (143)

            CASH BEGINNING OF PERIOD                     143
                                                  -----------
            CASH END OF PERIOD                    $        0
                                                  ===========

NON-CASH INVESTING AND FINANCING TRANSACTIONS:
  Note Payable Stockholders' Contributed
  to Stockholders' Equity                         $  150,000

  Receipt of Promissory Note from Sale
  of Investment Stock                             $  225,000

  Issuance of Dividend by Transfer of
  Promissory Note to Stockholders                 $  225,000


The Accompanying Notes are an Integral Part of These Financial Statements.

                                       ACCESS TRADEONE.COM, INC.
                                 FKA DIAMOND LASER INTERNATIONAL, LTD.
                               STATEMENT OF CHANGES IN STOCKHOLDER EQUITY
                          FOR THE PERIOD JANUARY 1, 1997 THROUGH JUNE 30, 1999

                                                    COMMON STOCK
                                ------------------------------------------------                TOTAL
                                         SHARES                          CAPITAL                STOCK-
                  PREFERRED     --------------------------               IN          RETAINED   HOLDERS'
                  STOCK                       ISSUED AND                 EXCESS      EARNINGS   EQUITY
                  AUTHORIZED   AUTHORIZED     OUTSTANDING    AMOUNT      OF PAR     (DEFICIT)  (Deficit)
                                                              ($)         ($)          ($)        ($)
                  ----------   ----------     -----------    ------      -------     -------    -------

Balance
  January 1, 1997          0   100,000,000    11,990,015     11,990      154,219    (177,977)  (11,768)
Preferred Stock
  Authorized         200,000      (200,000)
Note Payable
  Stockholders'
  Contributed To
  Stockholders'
  Equity                                                                 150,000               150,000

Common Stock
  Returned                                    (2,212,500)    (2,212)       2,212

Dividend                                                                            (225,000) (225,000)

Reverse Stock
  Split
  1 for 100         (198,000)  (98,802,000)   (9,679,740)    (9,680)       9,680

Increase in
  Authorized
  Shares of
  Stock           19,998,000    49,002,000

Net Income                                                                            86,768    86,768
                  ----------   ----------     -----------    ------      -------     -------    -------
Balance
  June 30, 1999   20,000,000    50,000,000        97,775         98      316,111    (316,209)        0
                  ==========   ==========     ===========    ======      =======     =======    =======


The Accompanying Notes are an Integral Part of These Financial Statements.

                        ACCESS TRADEONE.COM, INC.
                  FKA DIAMOND LASER INTERNATIONAL, INC.
                      NOTES TO FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     This summary of significant accounting policies of ACCESS TRADEONE.COM, INC., FKA Diamond Laser International, LTD. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

     Name

     Effective June 11, 1999, Diamond Laser International, LTD. (a Nevada Corporation) amended its articles of incorporation to change its name to ACCESS TRADEONE.COM, INC.

     Business Activities

     The Company disposed of its wholly owned operating subsidiary (CJ Laser, Inc.) during September 1997. Since disposal, the Company has continued the windup of its business affairs.

     Cash and Cash Equivalents

     For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for federal and state income tax reporting purposes.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.
Accordingly, actual results could differ from those estimates.


NOTE 2 - INCOME TAX MATTERS

     As discussed in Note 1, the Company accounts for income taxes in accordance with Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

     Income tax at the federal statutory rate is reconciled to the Company's actual income tax expense for the period January 1, 1997 through June 30, 1999, as follows:

                                                            PERCENT OF
                                                            PRE-TAX
                                             AMOUNT         INCOME

     Federal Income Tax at Statutory Rate    $29,500         34%

     Utilization of Net Operating Loss
     Carryforward                             29,500        (34)
                                             -------        ----
                                             $     0          0%
                                             =======        ====

     At June 30, 1999, the Company had a net operating loss carryforward of approximately $28,000 which expires 2012.


NOTE 3 - SALE OF SUBSIDIARY

     During September 1997, the Company sold its wholly owned subsidiary in exchange for stock. On March 21, 1998, the Company sold the stock in exchange for a promissory note in the amount of $225,000. The promissory note was issued to the stockholders of record, May 31, 1998, as a dividend.


NOTE 4 - STOCKHOLDERS' EQUITY

     The Company amended its articles of incorporation effective April 30, 1997 to provide for authority to issue a separate and single class of shares known as preferred stock, which may be issued in one or more series. 200,000 shares of preferred stock was authorized being transferred from common stock authorized. The Board of Directors adopted a resolution on April 30, 1997 to provide these shares to be designated as "Series A Preferred Stock" with the following terms:

     (1) Liquidation Rights. The Series A Preferred Stock shall have a liquidation preference of $1.00 per share; after payment of such liquidation preference, holders of Series A Preferred Stock shall be entitled upon liquidation of the Company, to an amount, per issued and outstanding share, equal to 100 times the amount distributed upon liquidation with respect each issued and outstanding share of Common Stock.

     (2) Conversion Rights. The holders of Series A Preferred Stock shall be entitled, at any time upon written notice to the Company, to convert each share of such stock into 100 share of Common Stock.

     (3) Dividend Rights. Holders of Series A Preferred Stock shall be entitled upon payment by the Company of any dividend, to an amount, per issued and outstanding share, equal to 100 times the amount of any dividend paid with respect each issued and outstanding share of Common Stock. Dividend rights are not cumulative since there is otherwise no preference on dividends.

     (4) Voting Rights. Holders of Series A Preferred Stock shall be entitled to a weighted vote per share equivalent to the voting power of 100 shares of Common Stock, unless otherwise required by applicable Nevada law.

     The Company during 1996, made an offering to sell up to 4,000,000 shares of its common stock at a selling price of $.25 per share. The Company conducted this offering provided by Rule 504 of Regulation D under the Securities Act of 1993. The Company received subscriptions for 4,000,000 shares of common stock under the offering, which were issued based on promissory notes received from the subscribers. However, proceeds for only 472,000 shares was received. On September 15, 1997, the Company returned 2,215,000 shares, issued based on the promissory notes received from the subscribers, to "authorized but unissued" status.

     Effective June 11, 1999, the Company amended its articles of incorporation to implement a 1-for-100 reverse stock split thereby, decreasing the number of Series A Preferred Shares authorized to 2,000, common shares authorized to 998,000, common stock issued and outstanding to 97,775 and the par value remained at $.001 per share.

     Effective June 11, 1999, the Company amended its articles of incorporation to provide for an increase in its capitalization to:

     1.  50 million common shares at $.001 par value;

     2. 20 million preferred non-voting, non-convertible 8.25% cumulative 5 year callable security at $.001 par value;

     3. Convertible Class B Preferred share which converts 1 share of Class B for 100 shares of common stock at $.50 par value.


NOTE 5 - CONTINGENCIES

     In the ordinary course of conducting business, the Company may be subjected to loss contingencies arising from environmental matters or lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial position or results of future operations.

    FINANCIAL STATEMENTS AND EXHIBITS.

    (a) List separately all financial statements filed as part of the registration statement.

    Audited Financial Statements for the Two Years and Six Months ended June 30, 1999 and Independent Auditors' Report



                                   PART III

     EXHIBITS

No.       Description
----      -----------
 3.1      Articles of Incorporation, as restated, of Access TradeOne.com
 3.2      Bylaws, adopted on November 6, 1996
27        Financial Data Schedule


                                SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              ACCESS TRADEONE.COM, INC.


Date:  October 29, 1999      By:  /s/ Joseph L. Pittera
                             Joseph L. Pittera, President
                             and Chairman


Date:  October 29, 1999      By:  /s/ Lloyd R. Leavitt III
                             Lloyd R. Leavitt III, Director


Date:  October 29, 1999      By:  /s/ Bill Smart
                             Bill Smart, Director


Date:  October 29, 1999      By:  /s/ John D. Tobey
                             John D. Tobey, Treasurer
                             and Director


Date:  October 29, 1999      By:  /s/ Eve D. Roberts-Tobey
                             Eve D. Roberts-Tobey, Secretary
                             and Director

Exhibit 3.1   Restated Articles of Incorporation


                    RESTATED ARTICLES OF INCORPORATION

                                    OF

                         ACCESS TRADEONE.COM, INC.



     FIRST:    The name of this Corporation is:

          ACCESS TRADEONE.COM, INC.

     SECOND:   Its principal office in the State of Nevada is located at
202 South Minnesota Street, Carson City, Nevada, 89703. The name and address of its resident agent is United Corporate Services, Inc., at the above address.

     THIRD:    The nature of the business and the object and purposes to be transacted, promoted and carried on by the corporation are and shall continue to be:

     To engage in any lawful business authorized and permitted by the laws of the State of Nevada, United States, and any and all counties, states or cities wherein this said corporation may undertake to engage in business.

     FOURTH:   The amount of the total capital stock of the corporation, to take effect June 11, 1999, is Seventy Thousand Dollars ($70,000.00) consisting of Seventy Million (70,000,000) shares of stock of the pav value of One Tenth of a Cent ($0.001) each.

     Common Stock. Fifty Million (50,000,000) of the shares that the Corporation has authority to issue constitute a separate and single class of shares known as Common Stock, which shall be with par value of $0.001, shall not be issued in series, and shall have the same preferences, limitations, and relative rights.

     Preferred Stock. Twenty Million (20,000,000) of the shares that the Corporation has authority to issue constitute a separate and single class of shares known as Preferred Stock which shall be designated non-voting, non-convertible 8.25% cumulative Five (5) year callable securities at a par value of $0.001 per share.

     Class B Preferred Stock. The Corporation shall have the power to issue a convertible Class B Preferred security which shall convert One (1) share of Class B Preferred stock for One Hundred (100) shares of Common Stock at a par value of $0.50 per share.

     FIFTH:    The governing board of this corporation shall be known as
directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided in the by-laws of this corporation, provided that the number of directors shall not be reduced to less than one unless there is less than one stockholder.

     The Board of Directors shall consist of five (5) members whose names and addresses are as follows:

          NAME                     ADDRESS

     Joseph L. Pittera        2214 Torrance Boulevard, Suite 101
                              Torrance, California 90501

     Lloyd R. Leavitt III     2025 Santa Rena Drive
                              Rancho Palos Verdes, CA 90275

     Bill Smart               Peachtree Lofts #804
                              878 Peachtree St., N.E.
                              Atlanta, GA 30309

     John D. Tobey            6213 Hidden Meadow Court
                              San Jose, California 95135

     Eve D. Roberts-Tobey     6213 Hidden Meadow Court
                              San Jose, California 95135

     SIXTH:    The capital stock, after the amount of the subscription
price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the corporation.

     SEVENTH: The name and post office address of each officer signing these restated articles of incorporation is as follows:

          NAME                     ADDRESS

     Joseph L. Pittera        2214 Torrance Boulevard, Suite 101
     (President)              Torrance, California 90501

     Eve D. Roberts-Tobey     6213 Hidden Meadow Court
     (Secretary)              San Jose, California 95135

     EIGHTH:   This corporation is to have perpetual existence.

     NINTH:    In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized, subject to the by-laws, if any, adopted by the shareholders, to make, alter or amend the by-laws of the corporation.

     TENTH:    Meetings of stockholders may be held outside of the State of
Nevada at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation.

     ELEVENTH: To the fullest extent permitted by Chapter 78 of the Nevada Revised Statutes, as the same exists or may hereafter be amended, an officer or director of the corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the corporation, or is or was serving at the request of the corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the corporation against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

     TWELFTH: This corporation reserves the right to amend, alter, change or repeal any provision contained in the articles of incorporation, in the manner now or hereafter prescribed, and all rights conferred upon stockholders herein are granted subject to this reservation.


     WE, THE UNDERSIGNED, being the officers herein before named for the purpose of filing these restated articles of incorporation pursuant to the General Corporation Law of the State of Nevada, do make and file these restated articles of incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set our hands this twenty-ninth day of October, 1999.



_____________________________      _____________________________
Joseph L. Pittera,                 Eve D. Roberts-Tobey,
President                          Secretary

Exhibit 3.2   Bylaws

                                 BY-LAWS

                                   of

                    DIAMOND LASER INTERNATIONAL, LTD.
                f/k/a METROPOLITAN ASSET MANAGEMENT CORP.
                       f/k/a A.I.N. LEASING CORP.


                            ARTICLE I - OFFICES

     The principal office of the Corporation shall be 3035 Dryden Road, Dayton Ohio 45439, County of Montgomery, State of Ohio 45439. The
Corporation may also have offices at such other places within or without the State of Nevada as the Board of Directors may from time to time determine or the business of the Corporation may require.


                         ARTICLE II - STOCKHOLDERS

1.   ANNUAL MEETING

     The annual meeting of the stockholders shall be held on the third Wednesday of the month of May of each year, at a time and place to be designated by the Board of Directors for business as may properly come before the meeting. If the date fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day.

2.   SPECIAL MEETINGS

     Special meetings of the stockholders may be called by the Board of Directors (hereinafter the "Board'), the Chairman of the Board or by the President and shall be called by the President or the Secretary at the request in writing of a majority of the Board, the Chairman of the Board or at the request in writing by the stockholders owning a majority of the shares issued and outstanding. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at a special meeting shall be confined to the purposes stated in the notice.

3.   PLACE OF MEETINGS

     Meetings of stockholders shall be held at the principal office of the Corporation or such place within or without the State of Nevada as the Board shall authorize.

4.   NOTICE OF MEETINGS OF STOCKHOLDERS

     Written notice of each meeting of stockholders shall state the purpose or purposes for which the meeting is called, the place, date and hour of the meeting and unless it is the annual meeting, shall indicate that it is being issued by or at the direction of the person or persons calling the meeting. Notice shall be given either personally or by mail to each stockholder entitled to vote at such meeting, not less than ten (10) nor more than thirty (30) days before the date of the meeting. If action is proposed to be taken that might entitle stockholders to payment for their shares, the notice shall include a statement of that purpose and to that effect. If mailed, the notice is given when deposited in the United States mail, with postage thereon prepaid, directed to the stockholder at his address as it appears on the record of stockholders.

5.   FIXING RECORD DATE

     For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining stockholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action the Board shall fix in advance, a date as the record date for any such determination of stockholders. Such date shall not be more than thirty
(30) nor less than ten (10) days before the date of such meeting, nor more than thirty (30) days prior to any other action. If no record date is fixed it shall be determined in accordance with the provisions of law.

6.   QUORUM OF STOCKHOLDERS

     Unless otherwise stated in the Articles of Incorporation of the Corporation, at any meeting of the stockholders, those shares represented at the meeting, no matter what number that may be, shall constitute a quorum of stockholders which shall allow voting to proceed. Subject to the provisions of Section 10 of these By-Laws, a vote of the plurality of the shares voting of a quorum on any issue shall be dispositive.

     The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders. The stockholders present may adjourn the meeting despite the absence of a quorum.

7.   PROXIES

     (a) At any meeting of the stockholders of the Corporation any stockholder may designate in writing, another person or persons to act as a proxy or proxies. If any stockholder designates two or more persons to act as proxies a majority of those persons present at the meeting, or, if only one is present, then that one may exercise all of the powers conferred by the stockholder upon all of the persons so designated unless the stockholder in writing shall provide otherwise;

     (b) Without limiting the manner in Mich a stockholder may authorize another person or persons to act for him as proxy, the following constitute valid means by which a stockholder may grant such authority;

          (i) A stockholder may execute a writing authorizing another person or persons to act for him as proxy. Execution may be accomplished by signing of the writing by the stockholder or its authorized officer, director, employee or agent or by causing the signature of the stockholder to be affixed to the writing by any reasonable means, including, but not limited to, a facsimile signature;

          (ii) A stockholder may authorize another person or persons to act for him as proxy by transmitting or authorizing the transmission of a telegram, cablegram or other means of electronic transmission to the person who will be the holder of the proxy or to a firm which solicits proxies or like agent who is authorized by the person who will be the holder of the proxy to receive the, transmission. Any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. If it is determined that the telegram, cablegram or other electronic transmission is valid, the persons appointed by the Corporation to count the votes of the stockholders and determine the validity of proxies and ballots or other persons making those determinations must specify the information upon which they relied.

     (c) Any copy, communication by telecopier, or other reliable reproduction of the writing or transmission created, may be substituted for the original writing or transmission for any purpose for which the original writing or transmission could be used, if the copy, communication by telecopier, or other reproduction of the entire writing or transmission;

     (d) No such proxy is valid after the expiration of six (6) months from the date of its creation, unless it is coupled with an interest, or unless the stockholder specifies in it the length of time for which it is to continue in force, which may not exceed seven (7) years from the date of its creation. Subject to these restrictions, any proxy properly created is not revoked and continues in full force and effect until another instrument or transmission revoking it or a properly created proxy bearing a later date is filed with or transmitted to the Secretary of the Corporation or another person or persons appointed by the Corporation to count the votes of stockholders and determine the validity of proxies and ballots.

8.   VOTE OF STOCKHOLDERS

     Except as otherwise required by statute or by the Articles of Incorporation, Directors shall be elected by a plurality of votes cast at a meeting of stockholders by the holders of shares entities to vote in the election.

9.   QUALIFICATION OF VOTERS

     Every stockholder of record shall be entitled at every meeting of the stockholders to one vote for every share held in his name on the record of stockholders, unless otherwise provided in the Articles of Incorporation of the Corporation.

10.  WRITTEN CONSENT OF STOCKHOLDERS

     Any action that may be taken by vote may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of a majority of the shares entitled to vote thereon or signed by such lesser number of stockholders as may be provided for in the Articles of Incorporation of the Corporation.

11.  WAIVERS

     Notice of meeting need not be given to any stockholder who signs a waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any stockholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him.


                          ARTICLE III - DIRECTORS

1.   GENERAL POWERS

     The business and affairs of the Corporation shall be managed by its Board of Directors. The Directors, each of whom shall be at least eighteen
(18) years of age and may or may not be stockholders, shall in all cases act as a Board and they may adopt such rules and regulations for the conduct of their meetings and the management of the Corporation, as they may deem proper, not inconsistent with these By-Laws and the laws of the State of Nevada.

2.   NUMBER OF DIRECTORS

     Unless otherwise stated in the Articles of Incorporation of the Corporation, the governing Board of the Corporation shall be known as Directors. The number of Directors may from time to time be increased or decreased in such manner as the. Board of Directors by resolution may decide.

3.   ELECTION AND TERM OF DIRECTORS

     At the 1997 annual meeting of stockholders, the Directors shall be divided into three classes, as nearly equal in number as possible, with terms of office of the first class to expire at the 1998 annual meeting of stockholders, and the term of office of the second class to expire at the 1999 annual meeting of stockholders and the term of office of the third class to expire at the annual meeting of stockholders, and with each class to hold office until its successors are elected and qualified. At each annual meeting of stockholders following such initial classification and election, Directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

4.   REGULAR ANNUAL MEETING

     A regular annual meeting of the Board shall be held immediately following the annual meeting of the stockholders at the place of such annual meeting of the stockholders.

5.   NOTICE OF MEETINGS OF THE BOARD, ADJOURNMENT

     (a) Regular meetings of the Board may be held without notice at such time and place as it shall from time to time determine.

     (b) Special meetings of the Board shall be held upon notice to the Directors and may be called by the Chairman of the Board upon three (3) days written notice to each Director either personally or by mail or by facsimile. Special meetings shall also be called by the President or by the Secretary in a like manner on written request of two (2) Directors. Notice of a meeting need not be given to any Director who submits a waiver of notice whether before or after the meeting or who attends the meeting without protesting prior thereto or at its commencement, the lack of notice to him.

     (c) A majority of the Directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. Notice of the adjournment shall be given all Directors who were absent at the time of the adjournment and unless such time and place are announced at the meeting, to the other Directors.

6.   PLACE AND TIME OF MEETINGS

     The Board may hold its meetings at the office of the Corporation or at such other place, either within or without the State of Ohio or Nevada, as it may from time to time determine.

7.   QUORUM OF DIRECTORS

     Unless otherwise provided in the Articles of Incorporation of the Corporation, a majority of the voting power of the entire Board shall constitute a quorum for the transaction of business or of any specified item of business.

8.   ACTION OF THE BOARD

     Unless otherwise required by law, the vote of the majority of the Directors present at the time of the vote, if a quorum is present at such time, shall be the act of the Board. Each Director shall have one (1) vote.

9.   NEWLY CREATED DIRECTORSHIPS AND VACANCIES

     Newly created directorships resulting from an increase in the number of Directors occurring in the Board for any reason may be filled by a vote of a majority of the Directors then in office or by the Chairman of the Board, although less than a quorum exists, unless otherwise provided in the Articles of Incorporation of the Corporation.

     Vacancies occurring by reason of removal of Directors shall be filled by vote of the stockholders or by appointment by the Chairman of the Board. A Director elected or appointed to fill a vacancy caused by resignation, death or removal shall be elected or appointed to hold office for the unexpired term of his predecessor.

10.  REMOVAL OF DIRECTORS

     Any and all Directors may be removed by vote of the stockholders representing not less than two thirds of the voting power of the issued and outstanding shares.

11.  RESIGNATION OF DIRECTOR

     A Director may resign at any time by giving written notice to the Board, the President or the Secretary of the Corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Board or such Officer and the acceptance of the resignation shall not be necessary to make it effective.

12.  COMPENSATION

     Unless otherwise provided in the Articles of Incorporation, the Board of Directors may fix the compensation of Directors of the Corporation or directors of subsidiary corporations for services in any capacity, including and not limited to stock option plans and Director benefit programs.

13.  PRESUMPTION OF ASSENT

     A Director of the Corporation who is present at a meeting of the Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

14.  EXECUTIVE AND OTHER COMMITTEES

     The Board, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees, each consisting of three (3) or more Directors. Each such committee shall serve at the pleasure of the Board.

15.  CHAIRMAN

     At all meetings of the Board, the Chairman, or in his absence, the Vice Chairman shall preside.

16.  RESTRICTIONS ON TRANSFERS INVOLVING INTERESTED
     DIRECTORS OR OFFICERS

     No contract or other transaction between the Corporation and one or more or its Directors or Officers, or between the Corporation and any corporation, firm or association in which one or more of its Directors or Officers are Directors or Officers or are financially interested, is void or voidable solely for this reason or solely because any such Director or Officer is present at the meeting of the Board of Directors or a committee thereof which authorizes or approves the contract or transaction or because the vote or votes of common or interested Directors are counted for that purpose, if the circumstances specified in any of the following exist:

     (a) The fact of common directorship, office or financial interest is disclosed or known to the Board of Directors or committee and noted in the minutes, and the Board or committee authorizes, approves or ratifies the contract or transaction in good faith by a vote sufficient for the purpose without counting the vote or votes of the common or interested Director or Directors;

     (b) The fact of common directorship, office or financial interest is disclosed or known to the stockholders, and approved or ratified by the contract or transaction in good faith by a majority vote of stockholders holding a majority of voting power. The votes of the common or interested Directors or Officers must be counted in any such vote of stockholders;

     (c) The fact of common directorship, office or financial interest is not disclosed or known to the Director or Officer at the time the transaction is brought before the Board of Directors of the Corporation for action;

     (d) The contract or transaction is fair as to the Corporation at the time it is authorized or approved.

     Common or interested Directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies a contract or transaction, and if the votes of the common or interested Directors are not counted at the meeting, then a majority of the disinterested Directors may authorize, approve or ratify a contract or transaction.

17.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Corporation shall indemnify any person for liability, including but not limited to reasonable attorney's fees and other expenses incurred in connection with a claim of liability arising from having been an Officer or Director of the Corporation for any action alleged to have taken or omitted by such person acting as an Officer or Director, not involving gross negligence or willful misconduct.


                           ARTICLE IV - OFFICERS

1.   OFFICES, ELECTION, TERM

     (a) Unless otherwise provided for in the Articles of Incorporation of the Corporation, the Board may elect or appoint a President, one or more Vice-Presidents, a Secretary and a Treasurer, and such other Officers as it may determine, who shall have such duties, powers and functions as hereinafter provided;

     (b) All Officers shall be elected or appointed to hold office until the meeting of the Board following the annual meeting of the stockholders;

     (c) Each Officer shall hold office for the term for which he is elected or appointed and until his successor has been elected or appointed and qualified.

2.   REMOVAL, RESIGNATION, SALARY, ETC.

     (a) Any Officer elected or appointed by the Board may be removed by the Board with or without cause;

     (b) In the event of the death, resignation or removal of an Officer, the Board in its discretion may elect or appoint a successor to fill the unexpired term;

     (c) Any two or more offices may be held by the same person, except the offices of President and Secretary. When all of the issued and outstanding stock of the Corporation is owned by one person, such person may hold all or any combination of offices;

     (d) The salaries of all Officers shall be fixed by the Board;

     (e) The Directors may require any Officer to give security for the performance of his duties.

3.   PRESIDENT

     The President shall be the chief executive Officer of the Corporation; he shall preside at all meetings of the stockholders; he shall the management of the business of the Corporation and shall see all orders and resolutions of the Board are carried into effect.

4.   VICE-PRESIDENTS

     During the absence or disability of the President, the Vice-President, or if there are more than one, the Executive Vice-President, shall have all the powers and functions of the President. Each Vice-President shall perform such other duties as the Board shall prescribe.

5.   SECRETARY

     The Secretary shall:

     (a) attend all meetings of the Board and of the stockholders;

     (b) record all votes and minutes of all proceedings in a book to be kept for that purpose;

     (c) give or cause to be given notice of all meetings of stockholders and of special meetings of the Board;

     (d) keep in a safe custody the seal of the Corporation and affix it to any instrument when authorized by the Board;

     (e) Men required, prepare or cause to be prepared and available at the meeting of stockholders a certified list in alphabetical order of the names of stockholders entitled to vote thereat, indicating the number of shares of each respective class held by each;

     (f) keep all the documents and records of the Corporation as required by law or otherwise in a proper and safe manner;

     (g) perform such other duties as may be prescribed by the Board.

6.   ASSISTANT-SECRETARIES

     During the absence or disability of the Secretary, the Assistant-Secretary, or if there are more than one, the one so designated by the Secretary or by the Board, shall have all the powers and functions of the Secretary.

7.   TREASURER

     The Treasurer shall:

     (a) have custody of the corporate funds and securities;

     (b) keep full and accurate accounts of receipts and disbursements in the corporate books;

     (c) deposit all money and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by the Board;

     (d) disburse the funds of the Corporation as- may be ordered or authorized by the Board and preserve proper vouchers for such disbursements;

     (e) render to the President and the Board at the regular meetings of the Board, or whenever they require it, an account of all his transactions;

     (f) render a full financial report at the annual meeting of the stockholders if so requested;

     (g) be furnished by all corporate Officers and agents at his request, with such reports and statements as he may require as to all financial transactions of the Corporation;

     (h) perform such other duties as are given to him by these By-Laws or as from time to time are assigned to him by the Board or the President.

8.   ASSISTANT-TREASURER

     During the absence or disability of the Treasurer, the Assistant-Treasurer, or if there are more than one, the one so designated by the Treasurer or by the Board, shall have all the powers and functions of the Treasurer.

9.   SURETIES AND BONDS

     In case the Board shall so require, any Officer or agent of the Corporation shall execute to the Corporation a bond in such sum and with such surety or sureties as the Board may direct, conditioned upon the faithful performance of his duties to the Corporation and including responsibility for negligence and for the accounting for all property, funds or securities of the Corporation which may come into the hands.

10.  COMPENSATION

     Unless otherwise provided in the Articles of Incorporation, the Board of Directors may fix the compensation of Officers of the Corporation or of subsidiary corporations for services in any capacity, including but not limited to employment contracts, stock option plans and officer benefit programs.


             ARTICLE V - CONTRACTS, LOANS, CHECKS AND DEPOSITS

1.   CONTRACTS

     The Directors may authorize any Officer or Officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

2.   LOANS

     No loans shall be contracted on behalf of the Corporation and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Directors. Such authority may be general or confined to specific instances.

3.   CHECKS, DRAFTS, ETC.

     All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such Officer or Officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Directors.

4.   DEPOSITS

     All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Directors may select.


                   ARTICLE VI - CERTIFICATES FOR SHARES

1.   CERTIFICATES

     The shares of the Corporation shall be represented by certificates. They shall be numbered and entered in the books of the Corporation as they are issued. They shall exhibit the holders name and the number of shares and shall be signed by the President or a Vice-President and the Treasurer or the Secretary and shall bear the corporate seal.

2.   LOST OR DESTROYED CERTIFICATES

     The Board may direct a new certificate or certificates to be issued in place of any certificate or certificates therefore issued by the Corporation, alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the Corporation a bond in such sum and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been destroyed.

3.   TRANSFERS OF SHARES

     (a) Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto and cancel the old certificate. Every such transfer shall be entered on the transfer book of the Corporation which shall be kept at its principal office or the office of the transfer agent. No transfer shall be made within ten (10) days next preceding the annual meeting of stockholders.

     (b) The Corporation shall be entitled to treat the holder of record of any share as the holder in fact thereof and accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as expressly provided by the laws of Nevada.

4.   CLOSING TRANSFER BOOKS

     The Board shall have the power to close the share transfer books of the Corporation for a period of not more than ten (10) days during the thirty (30) period immediately preceding (1) any stockholder's meeting or
(2) any date upon which stockholder's shall be called upon to or have a right to take action without a meeting or (3) any date fixed for payment of a dividend or any other form of distribution and only those stockholders of record at the time the transfer books are closed, shall be recognized as such for the purpose of (1) receiving notice of or voting at such meeting or (2) allowing them to take appropriate action or (3) entitling them to receive any dividend or other form of distribution.


                         ARTICLE VII - FISCAL YEAR

     The Fiscal year shall begin the first day of January in each year.


                         ARTICLE VIII - DIVIDENDS

     Subject to the provisions of the Articles of Incorporation of the Corporation and to applicable law, dividends on the outstanding shares of the Corporation may be declared in such amounts and at such time or times as the Board may determine. Before payment of any dividend, there may be set aside out of the net profits of the Corporation available for dividends such sum or sums as the Board from time to time in its absolute discretion deems proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board shall think conducive to the interests of the Corporations and the Board may modify or abolish any such reserve.


                        ARTICLE IX - CORPORATE SEAL

     The seal of the Corporation shall be circular in form and bear the name of the Corporation, the year of its organization and the words "Corporate Seal, Nevada". The seal may be used by causing it to be impressed directly on the instrument to be sealed, or upon adhesive substance affixed thereto. The seal on the certificates for shares or on any corporate obligation for the payment of money may be a facsimile, engraved or printed.

                       ARTICLE X - WAIVER OF NOTICE

     Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or Director of the Corporation under the provisions of these By-Laws or under the provisions of the Articles of Incorporation, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.


                        ARTICLE XI - BY-LAW CHANGES

1.   AMENDMENT, REPEAL, ADOPTION, ELECTION OF DIRECTORS

     (a) Except as otherwise provided in the Articles of Incorporation of the Corporation the By-Laws may be amended, repealed or adopted by vote of the holders of the shares at the time entitled to vote in the election of any Directors. By-Laws may also be amended, repealed or adopted by the Board but any bylaw adopted by the Board may be amended by the stockholders entitled to vote thereon as herein above provided;

     (b) If any by-law regulating an impending election of Directors is adopted, amended or repealed by the Board, there shall set forth in the notice of the next meeting of stockholders for the election of Directors the by-law so adopted, amended or repealed, together with a concise statement of the changes made.


                  ARTICLE XII - EXECUTION OF INSTRUMENTS

     All corporate instruments and documents shall be signed or countersigned, executed, verified or acknowledged by such Officer or Officers or other person or persons as the Board may from time to time designate.


                ARTICLE XIII - REFERENCES TO ARTICLES OF
                              INCORPORATION

     Reference to the Articles of Incorporation of the Corporation in these By-Laws shall include all amendments thereto or changes thereof unless specifically excepted.


AFFIX
CORPORATE
SEAL
HERE

DATED: November 6, 1996

                                         /s/ Kenneth R. Wiseman
                                     ATTEST: Kenneth R. Wiseman, Secretary